November 18, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	New Energy Technologies, Inc. Registration Statement on Form S-1 Filed August 22, 2014 File No. 333-1986306

Dear Ms. Long,

We serve as counsel to New Energy Technologies, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, please find the following response to the comment letter dated September 17, 2014. We apologize for the delay in our response, however the Company was in the process of preparing its Annual Report on Form 10-K for its fiscal year ended August 31, 2014 and we wanted to include the full fiscal year financial information in the Company’s pre-effective amendment on Form S-1/A. For ease of reference we have reproduced the comments below in bold, followed by our response.

General

Comment:

1. We note that you are seeking to register the resale of shares of common stock issuable upon exercise of the Series J Stock Purchase Warrants and Series K Stock Purchase Warrants, which are issuable upon conversion of the convertible notes. Please note that it is not appropriate to register the resale of shares of common stock underlying securities that have not yet been issued. As the Series J warrants and Series K warrants are not currently outstanding, it is not appropriate to register the resale of the shares that may be issuable upon exercise of these warrants. Please revise accordingly, and please file an appropriately updated legal opinion.

Response:

We have amended the Registration Statement so that the Company is now offering for resale by the Selling Stockholder only the shares issuable upon conversion of the convertible note and shares that were purchased by the Selling Stockholder from the Company, or its affiliates, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, we have revised our legal opinion to cover the shares that are being offered for resale as described herein.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

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Sierchio & Company, LLP

Comment:

2. Your fee table includes the common stock that Kalen is offering for resale, as well as various warrants and units. Please clarify what transactions you are registering on this registration statement. For example, are you trying to register your issuance of the warrants and units to Kalen, or Kalen’s resale of the warrants and units? If you are only registering Kalen’s resale of common stock, note that you do not need to include the other securities in the table.

Response:

We have revised the fee table to register only the maximum number of shares issuable to the Selling Stockholder upon conversion of the convertible note and a fixed number of shares of common stock that were purchased by the Selling Stockholder from the Company, or its affiliates, in transactions exempt from the registration requirements of the Securities Act.

The Offering, page 9

Comment

3. You state here that you give the number of shares outstanding after closing of the offering without giving effect to the exercise of any warrants. Please also disclose the number of shares you would have outstanding upon the exercise of all warrants whose underlying shares you are registering for resale.

Response:

The Company is no longer registering for resale shares of common stock issuable to the Selling Stockholder upon exercise of warrants; accordingly, we have revised the disclosure of the number of shares outstanding upon closing of the offering to include the maximum number of shares issuable to the Selling Stockholder upon conversion of the convertible note, but not upon exercise of options or warrants.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Elishama Rudolph

Elishama Rudolph

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

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